Exhibit 12

THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended
	Mar. 31,	September 30,
(Thousands of Dollars)	2012	2011	2010	2009	2008	2007

Income from continuing operations before interest
charges and income taxes	$122,425	$118,424	$107,986	$126,517	$113,228	$101,867
Add: One third of applicable
rentals charged to operating
expense (which approximates
the interest factor)	1,714	1,799	1,825	1,833	1,691	1,485
Total Earnings	$124,139	$120,223	$109,811	$128,350	$114,919	$103,352

Interest on long-term debt –
Laclede Gas	$22,958	$23,161	$24,583	$24,583	$19,851	$22,502
Other interest	2,076	2,256	2,269	5,163	9,626	11,432
Add: One third of applicable
rentals charged to operating
expense (which approximates
the interest factor)	1,714	1,799	1,825	1,833	1,691	1,485
Total Fixed Charges	$26,748	$27,216	$28,677	$31,579	$31,168	$35,419

Ratio of Earnings to Fixed
Charges	4.64	4.42	3.83	4.06	3.69	2.92